Exhibit 99.5

Ninetowns Makes Strategic Investment in B2B Trade Facilitator

Tuesday September 5, 12:00 am ET

BEIJING, Sept. 5 /Xinhua-PRNewswire/ -- Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News), which streamlines the import/export process in China through its scalable enterprise platform products, today announced that as an initial step in executing its business-to-business (B2B) strategy, Ninetowns has entered into a definitive agreement to acquire a 16.25% equity interest in Global Market Group Limited (Global Market), a leading Chinese B2B trade facilitator headquartered in Guangzhou for US$5 million. The completion of such investment is subject to customary closing conditions.

Since 1995, Ninetowns has focused on providing enterprise services for the completion of import/export declaration processing in China over the Internet. Through its nationwide sales, distribution and support network, as well as its significant investment in international trade processes, Ninetowns has established a base of over 126,000 clients that includes some of the largest importers and exporters in China. This represents an 89% share of the import/export e-filing services market in China as of June 30, 2006.

Leveraging on its broad customer base of international suppliers coupled with its international trade expertise and experience, Ninetowns' strategy is to expand its services to its customers by offering B2B trade services in addition to the cost savings achievable through its business-to-government (B2G) e-filing services. Building on its sizeable base of Chinese suppliers that utilize its Internet services, Ninetowns believes that its investment in Global Market represents an initial step in developing an online community of international buyers and domestic suppliers.

Founded in 1999, Global Market has built a professional international trade platform that offers international marketing services for suppliers and manufacturers based in China, and integrated sourcing services for international volume buyers. Through its B2B website (www.globalmarket.com) and trade magazines, Global Market has effectively and efficiently facilitated various trade transactions between global and domestic buyers and suppliers. Currently, Global Market employs approximately 100 full-time employees in Hong Kong and China. Ninetowns believes that Global Market is differentiated in the Chinese market for B2B trade through Global Market's close relationships with large and well-known buyers and "Top 500" high-quality suppliers.

Mr. Shuang Wang, Chief Executive Officer of Ninetowns said, “Our goal is to provide more value-added services within the international trade value chain for import/export enterprises in China. Our strategy is to empower global trade by not only expediting B2G

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import/export processes through our leading Internet services, but also by enabling our customers to explore B2B opportunities for global trade. By combining Ninetowns' strong customer base and extensive domestic support and service networks with Global Market's proven B2B trade platform, we believe we can further solidify Ninetowns' leading market position. In addition to helping our customers reduce their operating costs through the efficiencies of our electronic clearance services, we want to assist our customers in expanding their revenue streams through B2B trade facilitation. We believe our strategic investment in Global Market will immediately expand the value-added suite of services we offer our customers while improving their user experience. Effectively, our goal is to enhance the competitive advantages of all our customers in their international trade transactions and processes.”

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, “We are very excited about this investment and may discuss with Global Market about increasing our equity interest in the future, depending on the success of our business cooperation. Going forward, we expect to continue pursuing strategic acquisitions at reasonable valuations in order to provide additional services to our customers.”

About Ninetowns Digital World Trade Holdings Limited

Ninetowns (Nasdaq: NINE - News) streamlines the import/export process for enterprises in China. Through its scalable enterprise platform products, Ninetowns' clients have the ability to automate import/export processing over the Internet. This is a more cost-effective and efficient alternative to the traditional paper-based method. For more information, visit http://www.ninetowns.com/english .

About Global Market Group Limited

Global Market is an innovator of total solutions for global trade, dedicated to offering integrated international marketing services for suppliers in China and integrated sourcing services for international volume buyers. Global Market provides an uniform and effective international trade e-platform for both Chinese suppliers and overseas buyers. For more information, visit http://www.globalmarket.com .

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward- looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors;

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successful product development; dependence on significant customers; the ability to recruit and retain quality employees as Ninetowns grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and Ninetowns assumes no duty to update them to reflect new, changing or unanticipated events or circumstances. In particular, the Company expects to confront risks such as (i) the entrance of additional competing software products into the Company's marketplace, (ii) the need for the Company to re-evaluate and change its operating model, and (iii) potential further encouragement by the PRC Inspections Administration of the development of software products that may be competitive with the Company's existing software products, all or any of which may negatively and significantly affect the Company's ability to generate total net revenues in the future.

For more information, please contacts

Lisa Zheng

Investor Relations

Ninetowns Digital World Trade Holdings Limited

Tel: +86-10-6588-2256

Email: ir@ninetowns.com

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Source: Ninetowns Digital World Trade Holdings Limited

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